Exhibit 99.1

Puxin Limited Announces Changes to Board Composition

BEIJING, April 28, 2022 – Puxin Limited (NYSE: NEW) (“Puxin” or the “Company”), a private educational services provider in China, today announced that the Company has appointed Mr. Liang Zeng as an independent director to the Company’s board of directors (the “Board”), effective April 28, 2022. Mr. Liang Zeng will also serve as a member on the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee of the Board.

Mr. Zeng is a well-known Internet entrepreneur and angel investor. He has extensive experience in strategic planning, business development and operation management in industries such as digital marketing, mobile Internet and artificial intelligence applications. Mr. Zeng served as senior vice president of Kingdee International Software Group Company Limited from 2003 to 2010. He worked for Microsoft as vice president of Greater China Region from 2010 to 2013 and was responsible for the development of government, education and medical industries in the region. From 2013 to 2017, he held several executive positions including vice president of Baidu Inc. and general manager of Baidu Nuomi. Mr. Zeng obtained Master of Science both in Management and in Engineering from Georgia Institute of Technology in USA. In addition, he holds another Master of Science in Engineering degree from Tsinghua University in Beijing.

On April 19, 2022, Mr. Yonghong Fan has resigned from the Board as a director and as a member of each committee of the Board due to personal reasons. Mr. Fan’s resignation was not result of any dispute or disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

Mr. Yunlong Sha, Chairman and Chief Executive Officer, commented, “It is our pleasure to welcome Mr. Liang Zeng to the Company’s Board. We believe his extensive experience of corporate strategy in various industries will add value to Puxin and create long-term shareholder value. Meanwhile, we also extend our thanks to Mr. Fan for his guidance, commitment and enormous contribution to the Company during his tenure on the Board.”

Safe Harbor Statement This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “may,” “would,” “expect,” “anticipate,” “future,” “intend,” “aim,” “plan,” “believe,” “estimate,” “predict,” “project,” “continue,” “confident” and similar statements. Forward-looking statements in this press release that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: continued listing of the ADSs on the NYSE, compliance with NYSE rules, future developments related to the Notes, the Company’s goals and strategies, its ability to achieve and maintain profitability, its ability to attract and retain students to enroll in its courses, its ability to effectively manage its business transition and expansion and successfully integrate new businesses, its ability to identify or pursue targets for acquisitions, its ability to compete effectively against its competitors, its ability to improve the content of its existing courses or to develop new courses, and relevant government policies and regulations relating to the Company’s corporate structure, business and industry. Further information regarding these and other risks is included in the Company’s most recent Form 20-F annual report and other filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and the Company does not undertake any obligation to update such information, except as required under applicable law.

About Puxin Limited

Puxin Limited (NYSE: NEW) (“Puxin” or the "Company") is a private educational services provider in China. Puxin has a strong acquisition and integration expertise to effectively improve education quality and operational performance of acquired schools. Puxin offers quality educational services to students, and has developed online and mobile applications to enhance students’ learning experience. For more information, please visit http://www.pxjy.com/.

Contacts

Puxin Limited

Investor Relations

Phone: +86-10-6269-8930

E-mail: ir@pxjy.com

ICA Investor Relations (Asia) Limited

Mr. Kevin Yang

Phone: +86-21-8028-6033